Mail Stop 3561
								October 25, 2005
Mr. Charles Thibault
Chief Financial Officer
Lazy Days R.V. Center, Inc.
6130 Lazy Days Boulevard
Seffner, FL  33584-2968


      Re:	Lazy Days R.V. Center, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004
		File No. 333-118185


Dear Mr. Thibault:

      We have reviewed your response letter dated October 14, 2005 and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

General

1. As requested in our letter dated September 26, 2005, please provide, in writing, a statement acknowledging that:

* You are responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* You may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Financial Statements, page 27

General

2. We note your response to comment 1 in our letter dated
September
26, 2005.  Given that the form of ownership is within the control of
your parent and given the change in control, we reissue our prior comment. Please revise your presentations of financial position, results of operations, cash flows and changes in stockholder`s equity to clearly present the audited financial statements of the predecessor and successor. Please also revise your financial statements presented in Form 10-Q for the quarter ended June 30, 2005 as applicable. In addition, please revise the notes to your financial statements and other items in the filings, as appropriate.

Notes to Financial Statements, page 35

Note 3 - Restructuring, page 39

3. We note your response to comment 3 in our letter dated
September
26, 2005. It does not appear that securities issued or issuable by your parent or securities that are convertible into your parent`s common stock should be included in your calculations of weighted-average shares outstanding used to compute primary and/or fully diluted earnings per share. Please refer to paragraphs 62 and 63 of
FAS 128. Please revise your earnings per share computations and disclosure accordingly.

4. We note your response to comment 4 and Exhibit II provided in your response to comment 2 in our letter dated September 26, 2005. Please tell us why the restructuring resulted in adjustments to your retained earnings and paid-in-capital from warrants and the basis in
GAAP for these adjustments.  In doing so, please tell us:

* How you derived the total net accumulated deficit of $9,212, 941 at
December 31, 2001 referred to in your response given that your statements of changes in stockholder`s equity (deficiency) reflects retained earnings of $851,387 at January 1, 2002;

* Why the total net accumulated deficit at December 31, 2001 and the
2002 preferred stock dividend prior to the restructuring were considered an effective distribution to your parent; and

* How you had classified the paid-in-capital from warrants in your balance sheet prior to their cancellation.

In addition, please provide a reconciliation of the adjustments reflected in Exhibit II to the adjustments to paid-in-capital of $15,096,365 and retained earnings of ($2,100,964) in the corporate restructuring line item in your statements of changes in stockholder`s equity (deficiency) and to the amount of the recorded effect of the restructuring disclosed in the last paragraph of
Note 3
on page 39.

Further, it appears that you incurred a loss in connection with the exchange and restructuring of your debt and preferred stock obligations representing the amount of the unamortized discounts on the subordinated debt. Please tell us your basis in GAAP for not recognizing the extinguishment loss given the guidance in APB 26 and
EITF 96-19 and given the fact that the parent`s Class A preferred stock reflected in your financial statements has a different basis than the subordinated notes extinguished in the exchange.

Finally, it appears that charges to paid-in-capital related to preferred stock dividends and differences between the fair value of
ESOP shares committed to be released and the cost of the ESOP shares should be charged to paid-in-capital to the extent such charges do not result in a paid-in-capital deficit. Otherwise, such excess charges should be recorded to retained earnings (deficit). Please revise your financial statements accordingly. Please refer to SAB Topic 3:C and EITF Topic D-98.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detail cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Scott Ruggiero at (202) 551-3331 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief

Mr. Charles L. Thibault
Lazy Days R.V. Center, Inc.
October 25, 2005
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